SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)[1]

Stratos Lightwave, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

863100202
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]   Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[     ]    Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863100202

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        William N. Stout

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)___

        (b)___

3.     SEC Use Only

4.     Citizenship or Place of Organization

        United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	12,421 1,104,064 12,421 1,104,064

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,116,485

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          ___

11.     Percent of Class Represented by Amount in Row (9)

           7.9%

12.     Type of Reporting Person (See Instructions)

           IN

CUSIP No. 863100202

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Carol A. Stout

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)___

        (b)___

3.     SEC Use Only

4.     Citizenship or Place of Organization

        United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	1,104,064 1,104,064

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,104,064

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          ___

11.     Percent of Class Represented by Amount in Row (9)

           7.8%

12.     Type of Reporting Person (See Instructions)

           IN

CUSIP No. 863100202

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        William N. and Carol A. Stout Trust dated 11/24/98

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)___

        (b)___

3.     SEC Use Only

4.     Citizenship or Place of Organization

        Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	1,104,064 1,104,064

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,104,064

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          ___

11.     Percent of Class Represented by Amount in Row (9)

           7.8%

12.     Type of Reporting Person (See Instructions)

           OO

Item 1.

        (a)     Name of Issuer

        Stratos Lightwave, Inc.

        (b)     Address of Issuer’s Principal Executive Offices

         7444 West Wilson Avenue
         Chicago, Illinois 60706

Item 2.

        (a)     Name of Person Filing

         William N. Stout
         Carol A. Stout
         William N. and Carol A. Stout Trust dated 11/24/98 (the “Trust”).

        (b)     Address of Principal Business Office or, if none, Residence

         8084 McKenzie Ct.
         Las Vegas, Nevada 89129

         (c)    Citizenship

         Mr. and Ms. Stout are United States citizens. The Trust is organized under the laws of Nevada.

        (d)     Title of Class of Securities

         Common Stock, par value $.01 per share (the “Shares”).

        (e)     CUSIP Number

        863100202

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

        Not applicable

Item 4.     Ownership.

(a)	Amount beneficially owned:	The Trust directly holds 1,104,064 Shares. Mr. and Ms. Stout, as trustees and beneficiaries of the Trust, may be deemed to indirectly beneficially own such Shares. In addition, Mr. Stout directly holds 12,421 Shares.

(b)	Percent of class:	William N. Stout: Carol A. Stout: Trust:	7.9% 7.8% 7.8%
(based on 14,208,323 shares outstanding at February 7, 2005, according to the Issuer's definitive proxy statement dated February 7, 2005)
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
	William N. Stout: Carol A. Stout: Trust:	12,421 0 0
(ii) Shared power to vote or to direct the vote:
	William N. Stout: Carol A. Stout: Trust:	1,104,064 1,104,064 1,104,064
(iii) Sole power to dispose or to direct the disposition of:
	William N. Stout: Carol A. Stout: Trust:	12,421 0 0
(iv) Shared power to dispose or to direct the disposition of:
	William N. Stout: Carol A. Stout: Trust:	1,104,064 1,104,064 1,104,064

        Item 5.     Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

        Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

        Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable

        Item 8.     Identification and Classification of Members of the Group.

        Not applicable

Item 9.     Notice of Dissolution of Group.

        Not applicable

Item 10.     Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
(Date)

/s/ William N. Stout
William N. Stout, individually and as
trustee of the William N. and Carol A.
Stout Trust dated 11/24/98
(Signature)

/s/ Carol A. Stout
Carol A. Stout, individually and as trustee
of the William N. and Carol A. Stout
Trust dated 11/24/98
(Signature)